[Linn Energy Letterhead]

November 20, 2007

Via Facsimile

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Linn Energy, LLC (the “Company”)

Amendment No. 1 to Registration Statement on Form S-3

Filed October 30, 2007

File No. 333-146120

Form 10-K for Fiscal Year Ended

December 31, 2006

Filed March 30, 2007

File No. 0-51719

Form 10-Q for the Quarterly Period Ended

September 30, 2007

Filed November 9, 2007

File No. 0-51719

Dear Mr. Schwall:

We have filed through EDGAR Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-3 (the “Registration Statement”).

Set forth below are our responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 16, 2007.  For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter.  References to “we,” “us” and “our” herein refer to Linn Energy, LLC and its consolidated subsidiaries.

Amendment No. 1 to Registration Statement on Form S-3

Risk Factors, page 1

As a result of the 38,350,470 units available for sale under this prospectus…, page 14

1.                                       We note your revised disclosure stating that you could be required to pay liquidated damages if you do not have a registration statement covering the units issued in June 2007 effective by November 13, 2007.  You also refer to a registration statement that needed to be declared effective by 2/12/2007, which date also has passed.  Please update your disclosure accordingly.

Response: We acknowledge the Staff’s comment and we have updated the disclosure to address the fact that the November 13, 2007 deadline has passed. The February 12, 2007 date was a typographical error. It has been corrected to read February 12, 2008. [See page 14 of Amendment No. 2]

Selling Unitholders, page 47

2.                                       Please revise your footnotes 24 and 25 to indicate that Citigroup Global Markets, Inc. and Goldman Sachs & Co. are underwriters, rather than that they “may be deemed” underwriters.

Response:  We acknowledge the Staff’s comment and we have revised the footnote to indicate that Citigroup Global Markets, Inc. and Goldman Sachs & Co. are underwriters.  [See page 51 of Amendment No. 2]

Where You Can Find More Information, page 56

3.                                       We note your response to our previous comment 17 and reissue the comment.  Specifically, please review your disclosure regarding the Forms 8-K filed on August 7, 2006 and August 15, 2006.  It appears that both Forms 8-K were amended by Form 8-K/A filed on October 16, 2006, rather than October 12, 2006, as you made no filing with us on October 12, 2006.

Response: We acknowledge the Staff’s comment and we have revised the disclosure to provide updated, corrected and comprehensive information regarding the filings and the corresponding dates. [See page 56 of Amendment No. 2]

Exhibit 5.1, Opinion of Counsel

4.                                       We note your response to our previous comment 18.  Please obtain and file an opinion that makes clear that the registration statement relates to the resale of securities by selling unitholders.

Response: The opinion letter from Vinson & Elkins L.L.P. has been revised to make clear that the registration statement relates to the resale of securities by selling unitholders and is attached as Exhibit 5.1 to Amendment No. 2.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations - Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 40

5.                                       We note your response to comment 20 from our letter dated October 17, 2007.  Please explain in greater detail how the reported measure of general and administrative expenses per Mcfe assists the reader in understanding the relationship between general and administrative expenses and your non-GAAP EBITDA measure.

Response: We acknowledge the Staff’s comment. Our computation of Adjusted EBITDA excludes certain non-cash items, including unit-based compensation, and certain non-recurring items, such as the IPO bonus paid to certain officers during 2006. Unit-based compensation expense and the 2006 IPO bonus expense are reported in general and administrative expenses in our statement of operations in accordance with GAAP. Since both of these items are excluded from Adjusted EBITDA, which is the primary metric used by our management team and others in the industry to evaluate our performance, our management team also evaluates general and administrative expenses per unit of production on the same basis; i.e., both items are also excluded from the general and administrative expenses per unit of production performance metric. As such, we believe that to provide the reader with meaningful information to understand how management evaluates performance, and link performance to our primary metric, Adjusted EBITDA, it is beneficial to the reader to provide general and administrative expenses per unit of production on a non-GAAP basis as described above. We also provided, as a footnote to the table on page 40 of our Annual Report on Form 10-K for the year ended December 31, 2006, general and administrative expenses per unit of production on a GAAP basis.

Additionally, we refer the Staff to pages 27 and 32 of our Quarterly Report on Form 10-Q for the nine months ended September 30, 2007, in which we have revised our disclosure of this metric to include the GAAP based calculation with equal or greater prominence than the non-GAAP calculation in accordance with Rule 10(e) of Regulation S-K. We will continue this approach in our future disclosures.

6.                                       Your response to prior comment 22 explains that your discussion focused on the underlying reasons for the volume increases.  However, we still note you have not provided a detailed discussion on what amount or percentage of the increase in volumes is a result of acquisitions, drilling, improved recovery, etc., and to what extent such increases may be offset by other factors.  Please expand your

Management’s Discussion and Analysis to breakdown and quantify the impact of each factor or element when you attribute changes in significant items to more than one factor or element.  Please refer to FRC Section 501.04 for further guidance.

Response: We acknowledge the Staff’s comment. We understand that additional clarification was needed in order to clearly explain the increase in our revenues due to acquisitions. As discussed with the Staff via teleconference on November 20, 2007, we define, on page 24 of our Quarterly Report on Form 10-Q for the period ended September 30, 2007, the Mid-Continent core area as inclusive of fields in Kansas, Oklahoma and Texas. The enhanced revenue disclosures on page 28 and page 33 of the Form 10-Q provide the volume of increased production from acquisitions in our Mid-Continent core area; however, we understand that it would be beneficial to reiterate which areas and acquisitions are included in our Mid-Continent core area, both here and elsewhere throughout our filings. We will include similar disclosures in all future filings, as well as additional information about our drilling activities; i.e., that growth through drilling and development is a modest part of our total growth, and that we estimate from 5% to 7% growth from drilling for 2008.

For the Staff’s information and review, we have presented below detailed information that supports our statements about our revenue/production growth through acquisitions that we included in our revenue disclosures for the all the periods to date during 2007 and for the year ended December 31, 2006. As the data below indicates, over 94% and 92% of our increased production was due to acquisitions during the six months ended June 30, 2007 and the year ended December 31, 2006, respectively. We believe we have informed the reader of our financial statements of the fact that our acquisitions have been, by far, the primary driver of our increased production. We respectfully request that we be allowed to present the enhanced revenue disclosures discussed above on a prospective basis only, beginning with our Annual Report on Form 10-K for the year ended December 31, 2007.

		Increase Due to Acquisitions
	Total Volume Increase	Volume	Percent
Year Ended December 31, 2006:
Total (MMcfe)	5,979	5,547	92.8%
Oil (MBbls)	350	382	109.1%
Gas (MMcf)	3,879	3,255	83.9%

Three Months Ended March 31, 2007:
Total (MMcfe)	3,588	3,250	90.6%
Oil (MBbls)	209	208	99.5%
Gas (MMcf)	1,576	1,240	78.7%

NGL (MBbls)	127	127	100.0%

Three Months Ended June 30, 2007:
Total (MMcfe)	4,289	4,175	97.3%
Oil (MBbls)	244	243	99.6%
Gas (MMcf)	1,604	1,499	93.5%
NGL (MBbls)	203	203	100.0%

Six Months Ended June 30, 2007:
Total (MMcfe)	7,877	7,425	94.3%
Oil (MBbls)	453	451	99.6%
Gas (MMcf)	3,180	2,739	86.1%
NGL (MBbls)	330	330	100.0%

Three Months Ended September 30, 2007:
Total (MMcfe)	7,307	7,262	99.4%
Oil (MBbls)	192	191	99.5%
Gas (MMcf)	4,505	4,472	99.3%
NGL (MBbls)	274	274	100.0%

Nine Months Ended September 30, 2007:
Total (MMcfe)	15,184	14,687	96.7%
Oil (MBbls)	645	642	99.5%
Gas (MMcf)	7,685	7,211	93.8%
NGL (MBbls)	604	604	100.0%

Non-GAAP Financial Measure, page 51

7.                                       We note your response to prior comment 24, and the expanded disclosure in your registration statement to provide your historical cash distributions from the date of your initial public offering.  We further note from your response to comment five that you believe you generate sufficient cash flow to fund your distributions, and that excess cash flow is used for on-going capital needs.  You further indicate the draws from your credit facility at the time you pay distributions is a timing matter.  Based on your response it continues to appear that your cash distributions have an impact on your liquidity and capital resources.  Therefore, we re-issue prior comment 24.

Response: We acknowledge the Staff’s comment. In response, we have included additional disclosure to enhance our credit facility risk factor in our Registration

Statement [see page 4 of Amendment No. 2]. We respectfully request that we be allowed to present similar enhanced disclosure in our liquidity and capital resources section, as well as in our risk factors section, on a prospective basis only, beginning with our Annual Report on Form 10-K for the year ended December 31, 2007.

8.                                       If true, expand your disclosure to explain that absent borrowings, you would experience a shortfall in cash available to pay the minimum quarterly cash distribution amount.

Response: We acknowledge the Staff’s comment. Please refer to our response to comment # 7 above [see page 4 of Amendment No. 2] in which we include additional disclosure to address this comment as well as the Staff’s comment #7. We respectfully request that we be allowed to present the enhanced disclosure on a prospective basis only, beginning with our Annual Report on Form 10-K for the year ended December 31, 2007.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 35

9.                                       We note you paid premiums on derivative instruments of $257.1 million for the nine months ended September 30, 2007.  Please expand your discussion to explain why you have incurred this amount of premiums, the extent to which you expect to pay premiums in future periods, and what impact these premiums have on your quarterly cash distributions.

Response: We acknowledge the Staff’s comment. We respectfully refer the Staff to the following disclosures in our Quarterly Report on Form 10-Q for the period ended September 30, 2007:

•                  page 18 - “The Company enters into derivative instruments such as swap contracts and put options to hedge a portion of its forecasted oil, gas and NGL sales. Oil derivatives are used to hedge oil and NGL sales.”

•                  page 18 - see table of our open derivative positions as of September 30, 2007

•                  page 25, under the heading “Hedging Program” - “The Company typically seeks to hedge a significant portion of its anticipated future production volumes to reduce commodity price volatility risk. Managing this volatility, which is expected to continue in the future, provides a longer-term stability of cash flows.”

•                  page 35 - “These premiums relate to oil and gas put and swap contracts to hedge projected production through December 31, 2012.”

•                  page 36 - “The Company enters into derivative arrangements to reduce the impact of commodity price volatility on operations. Currently, the Company uses fixed price swaps and puts to reduce its exposure to the volatility in oil, gas and NGL prices. See Note 11 in Notes to Condensed Consolidated Financial Statements for details about derivatives in place through December 31, 2012.”

While we believe we have fully explained why we enter into derivative arrangements, we agree with the Staff’s comment that enhanced disclosure, in plain English, would be beneficial. As we have fully disclosed the amount of our premium payments for derivative contracts throughout our Quarterly Report on Form 10-Q, including on the face of the statement of cash flows, and we have also disclosed our hedging strategy throughout our Form 10-Q, we respectfully request that we be allowed to present the enhanced disclosure on a prospective basis only, beginning with our Annual Report on Form 10-K for the year ended December 31, 2007.

We suggest, for the Staff’s review, the below language for inclusion in our future filings to enhance our disclosure and provide additional clarity about our investments in oil and gas derivatives:

As part of its overall strategy, the Company regularly enters into long-term commodity derivative contracts in the form of swaps and puts to hedge its future production.  The Company’s intent is to hold these contracts to maturity.  As is common in the marketplace, the Company at times is required to pay cash premiums to enter into such contracts.  The majority of the Company’s premiums to date have been paid on put contracts, since these contracts contain optionality related to changes in future prices that allow the Company to realize increased cash flows should future prices increase.  The derivative contracts “hedge” the Company’s future production as the contracts provide the Company with a minimum realizable cash flow related to its hedged future production.  The Company typically enters into additional put and swap contracts in conjunction with the acquisition of oil and gas properties, since its future production increases at that time.  In order to hedge the significant increase in production anticipated as a result of its August 2007 Mid-Continent acquisition (see Note 2 in Notes to Condensed Consolidated Financial Statements), the Company purchased additional commodity derivative contracts in the third quarter of 2007 and paid premiums of approximately $204.1 million for these contracts.  The Company expects to purchase additional derivative contracts in the future, as it acquires additional oil and gas properties.  The amount of derivative contracts the Company enters into in the future will be directly related to expected production from future acquisitions, and cannot be predicted at this time.

The premiums paid by the Company were for the purchase of derivative contracts that hedge future production for up to five years.  These hedges are expected to provide or stabilize future cash inflows and have been funded through the Company’s Credit Facility.

Should the Staff have any questions or comments, please contact the undersigned at (281) 840-4119 or Jeffery K. Malonson at (713) 758-3824.

Very truly yours,

LINN ENERGY, LLC

By:	/s/ CHARLENE A. RIPLEY
Charlene A. Ripley
Senior Vice President, General Counsel and
Corporate Secretary